SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the Securities and Exchange Commission dated September 3, 2009 regarding Precautionary Measure regarding Case No. 2429/09, “W de Inversiones SL c/Telecom Italia S.p.A. y otros/medida cautelar”

FOR IMMEDIATE RELEASE

Buenos Aires, September 3, 2009

Securities and Exchange Commission

Dear Sirs,

RE.: Precautionary measure – Case No. 2429/09, “W de Inversiones SL c/Telecom Italia S.p.A. y otros/medida cautelar”

I am writing you as Chairman of the Board of Directors of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that on August 31, 2009 the Company was notified of a precautionary measure issued by the First Instance Federal Court in Contentious Administrative Matters No. 6 in the case referenced above.

This precautionary measure orders the following:

1)	That the legal status that prevailed before the change in indirect share ownership in the capital stock of Telecom Italia S.p.A. (the “Telco-Olimpia Transaction”) must be maintained;

2)	That Telecom Italia S.p.A. and Telecom Italia International N.V., as parties to the shareholders’ agreement and call option contract for purchase of shares of Sofora Telecomunicaciones S.A., must refrain from taking any action related to these agreements, including the exercise, transfer or disposition of rights resulting from the above-mentioned call option contract;

3)	The suspension, until a final ruling is issued in the corresponding ordinary proceeding, of the exercise of the voting or other related rights derived from Argentine law, the bylaws or the Shareholders’ Agreement of Telecom Italia S.p.A., Telecom Italia Internacional N.V. or their successors, as direct shareholders of Sofora Telecomunicaciones S.A. and indirect shareholders of Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Cubercorp S.A., Microsistemas S.A. and their controlled companies in Argentina. Such voting or other related rights may not be exercised by Telecom Italia S.p.A., Telecom Italia Internacional N.V. or their successors per se or through attorneys-in-fact, representatives, directors or members of the supervisory committee of companies controlled by Sofora Telecomunicaciones, S.A., who as a result, may not (1) directly or indirectly instruct, suggest or inform the way in which votes shall be cast at the shareholders’ meetings of Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Cubercorp S.A., Microsistemas S.A. and their respective controlled companies, and (2) appoint directors in such companies.

4)	The suspension, until a final ruling is issued in the corresponding ordinary proceeding, of the exercise of the duties of the members of the Board of Directors of Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and Cubercorp S.A. that have been appointed to carry out such duties at the request of Telecom Italia S.p.A. and/or Telecom Italia Internacional N.V., with the clarification that this suspension implies the prohibition to participate, deliberate and vote at meetings of the Board of Directors, though this measure does not carry with it the suspension of the authority to require information, nor the suspension of exercise of their duties as members of the Audit Committee, or the attendance at the meetings of the Steering Committee of Telecom Argentina S.A.

Sincerely,

Franco Livini
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 4, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager